File No. 0-17630

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

CRH's Announcement of Results for the Year Ended 31st December 2001

CRH public limited company
Belgard Castle, Clondalkin,
Dublin 22, Ireland.

Indicate by check mark whether the registrant files
or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby
furnishing the information to the Commission pursuant
to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g-3-2(b): 82-____.

File No. 0-17630

CONTENTS

CRH's Announcement of Results for the Year Ended 31st December 2001

\- of -

CRH public limited company

The International Building
Materials Group

Registered Office
42 Fitzwilliam Sq
Dublin 2
Ireland

TELEPHONE
+353.1.634 4340
FAX
+353.1.676 5013
E-MAIL
crh@42.crh.com
WEBSITE
www.crh.com

SPECIMEN

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CRH public limited company
(Registrant)

Date: 5th March 2002

By: ______________
M.P. Lee

The International Building
Materials Group

Registered Office
42 Fitzwilliam Squ
Dublin 2
Ireland
—
TELEPHONE
+353.1.634 4340
FAX
+353.1.676 5013
E-MAIL
crh@42.crh.com
WEBSITE
www.crh.com

SPECIMEN

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CRH public limited company
(Registrant)

Date: 5th March 2002

By: /s/M.P. Lee
M.P. Lee
General Manager – Finance

CRH

2001 RESULTS


CRH
2001

CONTACT
+353 (0)1 404 1000

Liam O'Mahony, Chief Executive
Harry Sheridan, Finance Director
Myles Lee, General Manager Finance

2001 RESULTS

Year ended 31st December, 2001

Sales – euro			10,444 m up 18%		
	Before goodwill amortisation		After goodwill amortisation		
Trading profit - euro	1,035 m	up 11%	976 m	up 10%	
Profit before tax - euro	862 m	up 16%	803 m	up 15%	
Earnings per share - cent	127.05 c	up 3%*	115.32 c	up 1%*	
Cash earnings per share - cent			213.45 c up 5%*		
Dividend per share - cent			23.00 c up 11%*		

** Percentage changes in per share amounts are based on 2000 figures restated for the March 2001 Rights Issue.*

- Trading profit in the **Republic of Ireland** increased by 8% to euro 150.2 million, boosted by an increase of euro 11.4 million in profit on disposal of fixed assets. Underlying profits were in line with 2000.

- Trading profit in **Britain and Northern Ireland,** which also benefited from increased profits on asset disposals, rose by almost 10% in 2001 to euro 61.5 million. Underlying profits were slightly ahead of 2000 with price and efficiency improvements offsetting the impact of volume declines in a weak housing market.

- Overall results from **Mainland Europe** improved by 2% to euro 163.2 million in a year which saw mixed trading patterns. Excluding once-off rationalisation costs of euro 10 million and a euro 5 million loss on sale of fixed assets, profits increased by 13%, with the impact of current and prior year acquisitions more than offsetting declines in underlying operations.

- Trading profit in **The Americas** increased by 13% to euro 601.3 million. The benefits of lower energy and bitumen costs, contributions from current year acquisitions and favourable translation effects more than offset the impact of the first-time inclusion of the traditionally loss-making winter period for prior year acquisitions in the Materials Division and unforeseen market disruptions for the Precast Group.

- Acquisition activity continued with euro 1.1 billion spent on over 50 acquisitions.

Liam O'Mahony, Chief Executive, said today:

"In a challenging environment across most markets, CRH made good progress in 2001 achieving record sales and profit levels. Although we expect the environment to remain challenging in 2002, our relentless emphasis on cost efficiency, overhead reduction and cash flow generation, together with continued success on the development front, should lead to a further year of progress for the Group."

Announced Tuesday, 5th March, 2002

RESULTS

HIGHLIGHTS

The results highlights for 2001 are set out below.

- Sales: euro 10,444 million, up 18%
- Trading profit before goodwill amortisation: euro 1,035 million, up 11%
- Basic earnings per share before goodwill amortisation: 127.05c, up 3%
- Cash earnings per share: 213.45c, up 5%

Following the March 2001 Rights Issue, the average number of shares in issue increased by 15.3% to 504.7 million (2000: 437.9 million). Percentage changes in per share amounts are based on 2000 figures restated for the Rights Issue.

Translation effects in 2001, principally arising from the strengthening of the US Dollar versus the euro, had a positive impact of euro 12 million on profit before tax compared with 2000. In addition, shareholders' funds were enhanced by euro 84 million due to translation effects.

Goodwill amortisation amounted to euro 59.2 million (2000: euro 43.3 million). Spending on acquisitions and investments in 2001 amounted to euro 1.1 billion, compared with the record spend of euro 1.6 billion in 2000. The Group profit and loss account on page 10 separately discloses the impact of acquisitions made during 2001.

Once again in 2001 our US markets, on balance, provided a more favourable operating environment than those in Europe. Predictions from economists at the beginning of 2001 that it would be Europe's year were not fulfilled, with economic growth rates faltering as the year progressed. The cautious monetary policy response from the European Central Bank to this evolving situation failed to counteract weakening consumer confidence and residential construction activity. In contrast, aggressive interest rate cuts by the US Federal Reserve, both before and after the outrages of 11th September, helped support consumer spending and residential construction activity. Favourable fourth quarter US weather conditions, extending into early December, helped to compensate for the impact of the events of 11th September on our US operations resulting in a strong finish to the year. This enabled the Group as a whole to exceed the profit range indicated in our November 2001 trading update statement.

DIVIDENDS

The Board is recommending a final dividend of 16.25c per share, an increase of 11% on the 2000 final dividend (restated for the effect of the March 2001 Rights Issue) of 14.67c. This makes a total dividend for the year of 23.00c (restated 2000: 20.77c), an increase of 11%.

It is proposed to pay the final dividend on 13th May, 2002 to shareholders registered at close of business on 15th March, 2002. A scrip dividend alternative is being offered to shareholders.

DEVELOPMENT

2001 was another busy year on the development front, with the completion of over 50 individual acquisitions. These were spread across all Regions and Product Groups, and represented a continuation of our successful add-on strategy which has stood us in good stead over the years. While there were no major strategic moves, the total acquisition and investment spend of euro 1.1 billion was the third highest in the Group's history.

The Europe Materials Division continued a series of small bolt-on acquisitions in Finland and Poland building on its existing platforms. In addition, the Division acquired a 25% stake in Mashav, the holding company for Nesher Cement, Israel's sole cement producer. As part of the transaction CRH secured a call option, exercisable before January 2004, to acquire an additional 25% of Mashav. The investment represents our first move into the growing Middle East building materials market and represents a further step in the Europe Materials Division's strategy to build strong market positions in primary building products in selected European and related markets to the east.

Our Europe Products & Distribution team substantially increased the scale of its insulation activities with the purchase of the leading manufacturer of polyethylene insulation in Germany, and of the leading Scandinavian expanded polystyrene producer. 2001 also saw a significant expansion of our DIY activities in the Benelux, through the acquisition of eight GAMMA and KARWEI stores. In France, we acquired a specialist infrastructural products distributor operating from three locations to the northeast of Paris, as well as a major supplier of precast concrete products to the French utilities sector.

It was another busy year for the Americas Materials Division which completed a total of 16 deals. Its principal acquisition was the purchase in April of Mount Hope Rock Products, an integrated aggregates, asphalt and paving company operating in the northern New Jersey and New York City markets. This was followed in July by our entry into the Iowa market with the acquisition of Hallett Materials, an aggregates producer, and Des Moines Asphalt, central Iowa's leading asphalt paving contractor. 2001 also saw important bolt-on deals which further expanded our existing market positions in Utah, Washington, Michigan, Ohio and Pennsylvania.

Within Americas Products & Distribution, the Architectural Products Group (APG) was the most active on the acquisition front significantly strengthening its Canadian operations with the buyout of the Permacon minority interests and the purchase of additional homecenter and masonry product manufacturers in the Ontario market. Other APG acquisitions included a leading manufacturer of packaged goods, with a substantial position in the homecenter market operating from seven plants in six southeastern states, and Global Clay Products, the sole producer of clay brick in Illinois and an ideal fit with Glen-Gery's operations. The Precast Group acquired its first significant position in sanitary and storm manhole markets in the Northeast with a purchase in Long Island, New York. The Distribution Group acquired the largest distributor of commercial and residential wallboard and related products in New England.

FINANCE

Once again, the Group has demonstrated its ability to deliver a strong level of free cash flow and an active acquisition programme across its four product divisions. Supported by comfortable EBITDA interest cover of 8.5 times (2000: 6.7 times) and a balanced mix of fixed and floating rate debt and currency net worth, CRH is ideally positioned to avail of the development opportunities generated by its development teams worldwide.

REPUBLIC OF IRELAND

	2001 euro million	2000 euro million	% change
Sales	703.6	670.7	+ 4.9%
Trading profit*	150.2	138.5	+ 8.4%
* *Trading profit after including:*			
- Goodwill amortisation charge	-	-	
- Profit on disposal of fixed assets	16.4	5.0	

After many years of strong growth, construction activity in Ireland was flat in 2001 and showed signs of weakening in the second half of the year. Sales to the residential sector were weaker than in 2000, while road construction work was impacted by delays caused by foot and mouth disease precautions and planned projects falling behind schedule. The public, commercial and industrial sectors held up well, but the latter two showed signs of weakness in the last quarter. Underlying operating profits were in line with the 2000 results.

The increase of euro 11.4 million in the profit on disposal of fixed assets relates to the sale during 2001 of surplus land in Dublin and Cork.

BRITAIN AND NORTHERN IRELAND

	2001 euro million	2000 euro million	% change
Sales	680.0	697.8	- 2.6%
Trading profit*	61.5	56.1	+ 9.6 %
* *Trading profit after including:*			
- Goodwill amortisation charge	5.2	5.1	
- Profit on disposal of fixed assets	4.9	-	

Ibstock's clay brick deliveries declined by 4% in 2001 as a result of lower new house building – house completions are now at the lowest level since the Second World War. However, price and efficiency improvements offset this volume decline and trading profits were ahead of 2000. The profit of euro 4.9 million on disposal of fixed assets in 2001 arose primarily on the sale of surplus land by Ibstock.

Markets for our concrete masonry and rooftile products were subdued and profits, although satisfactory, did not match the previous year's record level.

Our insulation, rooflight and fencing activities in the UK all reported improved results.

Our Materials operations in Northern Ireland had another satisfactory year in a highly competitive market and benefited from increased activity in civil engineering and road maintenance. The construction division continued its successful involvement in a number of P.F.I. contracts.

MAINLAND EUROPE

	2001 euro million	2000 euro million	% change
Sales	2,652.2	2,031.2	+ 30.6%
Trading profit*	163.2	159.6	+ 2.3%
* *Trading profit after including:*			
- Goodwill amortisation charge	24.1	19.1	
- (Loss)/profit on disposal of fixed assets	(4.2)	4.9	

These results reflect the first-time inclusion of full year results for the Jura Group's materials and distribution activities in Switzerland (acquired at end-November 2000). Trading profits of euro 27 million (2000: nil) were earned by these operations on sales of euro 373 million (2000: euro 27 million).

In the Benelux, France and Germany, major markets for the ***Europe Products & Distribution Division***, new house building was depressed with completions at historically low levels. Furthermore, the office building sector weakened significantly as the year progressed. In partial compensation, the repair/maintenance/improvement and infrastructure sectors were firm.

Our *Clay Products group* experienced extremely challenging conditions in its Mainland Europe brick markets during 2001. In the Netherlands, deliveries fell by 2%. The negative impact of the lower volumes, and of a major stock reduction programme, were offset by a higher gain on disposal of assets, and profits increased. In Germany and Poland, markets were even more difficult leading to trading losses. To address this, stringent cost cutting measures were successfully implemented during the year, including a wide-ranging reduction of the workforce in both Germany and Poland and the closure of two brick plants in Germany at a total once-off cost of euro 7.8 million.

In the *Concrete Products group* trading was mixed; however, strong initial contributions from 2000 and 2001 acquisitions partly offset the tough trading conditions and the impact of rationalisation costs of euro 2.4 million in our French operations where a concrete paving plant was closed during the year. In the Netherlands, our flooring products which serve the new housing and office building markets, suffered from the weakness in these sectors; stringent cost reduction measures mitigated the profit impact. Profits for the paving operations matched the previous year in the competitive Dutch market. In Belgium, the businesses acquired in 2000 both traded to expectations while our underlying businesses performed in line with last year. In France, our precast concrete products operations were expanded by the integration of BMI, acquired in April, and results of the enlarged business were in line with anticipated levels.

Our *Distribution* businesses in the Netherlands, France and Portugal all reported improved results. DIY home centres achieved record profits in the Netherlands. The integration of the eight stores acquired late in 2000 was completed smoothly. Our DIY joint venture in Portugal made further progress and reported improved results. The Dutch distribution businesses serving professional customers had mixed fortunes; the roofing and cash-and-carry stores did well, whilst profits in the builders merchanting and aluminium trading divisions were down on the previous year. In France, our distribution businesses maintained the excellent profits of the previous year in less buoyant market circumstances. Buscaglia, the specialist civil engineering merchant acquired in May, made a good first-time contribution. Our merchanting business in Switzerland (formerly part of the Jura Group) now trades under the Richner AG title, and profits for the year were ahead of our expectations. In Poland, we saw sales decline slightly in a very difficult market; however, excellent margin management and cost control resulted in a small profit advance.

Results from the *Building Products group* were below 2000 levels. CRH Fencing & Security (formerly Heras Fencing) had a successful year with both sales and profits ahead of the record levels of 2000. CRH Daylight & Ventilation had a challenging year due to the depressed German market where more than 50% of its sales are based, and profits for the German activities were lower; however, profits in the Benelux were higher than 2000.

Our insulation businesses had a most successful year both operationally and on the development front. The loss on sale of fixed assets for Mainland Europe as a whole includes euro 5.1 million (primarily goodwill previously written-off against reserves) arising on the transfer of our Vebofoam insulation business to the Gefinex Jackon joint venture, in which CRH acquired a 49% stake.

In the ***Europe Materials Division,*** profits increased due to the inclusion of a full year's trading profit from the Jura cement, aggregates and concrete product operations. Results also benefited from the inclusion of the Group's share of profits from our Israeli joint venture for the period August to December. These benefits were partly offset by declines in our Polish and Finnish operations.

In Poland, GDP growth slowed dramatically in 2001 and construction output declined by over 10%. Cement-intensive activities were impacted disproportionately by the slowdown in infrastructural and commercial investment, and overall cement consumption declined by 20%. The impact of lower volumes at our two cement plants was partly offset by improved efficiency and pricing. The new kiln at Ozarow continued to perform well with excellent run factor, energy efficiency and operational flexibility. Our concrete product and aggregate companies were affected by declining volumes in very competitive markets, and margins suffered as a result.

In Finland, the construction market slowed in 2001 following a very busy year in 2000. Overall output declined by about 5% and our businesses reported lower profits. Activity in the Baltic Regions was mixed. St. Petersburg enjoyed strong growth as work on refurbishment gained pace in preparation for the 300th anniversary celebrations in 2003. In Estonia the market increased, while in Latvia volumes remained flat.

In Switzerland, construction was up about 1.3% with gains in infrastructural and commercial/industrial activity and some decline in farming and housing. Jura performed well in its first year with CRH and is now fully integrated under a new management structure. Sales and profits were in line with expectations.

In Spain, construction activity continued to expand with output up about 5%. The residential market was again the main driver along with strong infrastructural investment. Sales increased although margins were held back in a more competitive market.

Despite the difficult political climate in Israel, Mashav (in which CRH acquired a 25% stake in August 2001) performed to expectations operating from highly efficient facilities.

THE AMERICAS

	2001 euro million	2000 euro million	% change
Sales	6,407.7	5,470.1	+ 17.1%
Trading profit*	601.3	533.4	+ 12.7%
* *Trading profit after including:*			
- Goodwill amortisation charge	29.9	19.1	
- (Loss)/profit on disposal of fixed assets	(0.8)	2.9	

The ***Americas Materials Division*** had a satisfactory year with strong underlying growth in profitability. Energy prices declined from the highs of 2000. Prices declined sharply for both bitumen, a major component of asphalt, and natural gas, used as a burner fuel in the production of asphalt. An unusually warm and dry autumn assisted volumes by extending the normal construction season.

TEA-21, which provides Federal funding from 1998 to 2003, saw significant growth in 2001. State and local funding was mixed with most local sources staying steady, though New York and Washington both reduced their support for highway spending. Overall, we experienced growth in our highway markets. Private construction markets saw some moderate declines with the Northwest and the Intermountain west hit especially hard. Both housing and non-residential construction showed surprising strength towards the end of the year.

Materials Northeast Pike Industries had an excellent year with record sales and trading profits. Strong highway and private markets along with remarkably good autumn weather resulted in buoyant markets in the northern New England states of Vermont, New Hampshire and Maine. In addition, Massachusetts benefited from a return to more normal state spending levels on maintenance as the Boston "Big Dig" project began to wind down. Rhode Island remained competitive but margins improved as our investment in new crushing and asphalt facilities at our Cranston quarry reduced costs. Profits in our operations in Connecticut declined slightly as private markets softened, due to higher unemployment and declining consumer confidence. Public markets were steady. The New York group had an outstanding year with profits more than doubling due both to significant underlying improvement and the impact of acquisitions. Lower energy costs, solid markets and an improved performance at Dell/Millington all contributed to the increase in underlying profits. Results were impacted somewhat by the aftermath of 11th September as traffic on the river system was shut down stopping our waterborne aggregate deliveries for over a week. Mount Hope Rock Products, acquired in April, exceeded expectations. Our upstate New York operations experienced profit growth, benefiting from lower energy prices while also concentrating on reducing other costs.

Materials Central The Central Region encompasses our operations in Pennsylvania, Delaware, Michigan, Ohio and West Virginia. Results for the Pennsylvania and Delaware businesses were in line with last year. In Michigan, we had a much improved year as lower energy costs and a rapid recovery of highway market share by asphalt from concrete resulted in higher volumes and margins. Klett Construction in western Michigan, which was acquired in February, surpassed expectations. Despite a flat highway market in Ohio and a much reduced highway programme in West Virginia, our profits in this area rose due to lower energy costs, management action to reduce overheads and the positive impact of acquisitions.

Materials West Utah continued to be competitive, but moderate energy costs and the contribution from acquisitions resulted in profit growth. Our readymixed concrete operations, boosted by the new plants acquired in May, performed well in a declining private construction market. However, margins were tight in Utah's aggregate and asphalt divisions. Colorado was once again mixed and management has taken strong action to improve these operations. Idaho and Wyoming had better results, despite a difficult year in eastern Wyoming. Our businesses in South Dakota produced another year of solid returns. In eastern Washington and northern Idaho, we had another excellent year in a softer market. The Central Washington Concrete addition met our expectations. Our business in Seattle continues to improve. We ventured into a new state/region during 2001 with the acquisition of both Hallett Materials and Des Moines Asphalt in Iowa; these companies are a strategic fit for each other and have exceeded expectations.

The economic environment for the ***Americas Products & Distribution Division*** in 2001 was impacted by a number of key factors including: a recession in the manufacturing sector dating from mid-2000; a substantial increase in unemployment; peaking of overall construction activity but continuation of a strong housing market; and a total of eleven separate interest rate reductions by the Federal Reserve. The tragic events of 11th September affected an already fragile economy and reduced consumer confidence.

APG achieved growth in sales while operating profits were broadly in line with 2000. Results for the group's construction-oriented product lines were generally favourable with modest gains in both sales and profits. Belgard®, APG's professional hardscapes business, achieved strong increases in sales and profitability while growth in the group's lawn and garden products business with large retailers was slowed by poor weather in the important early Spring period in the eastern US. Commissioning costs at greenfield plants in the first half of the year detracted from APG performance. Our clay brick business performed well but was impacted by higher natural gas prices with lower profits on similar sales to the prior year. Our concrete rooftile business significantly improved its profit performance on stronger sales.

While the *Precast Group* achieved record sales this year with the full-year contributions from acquisitions completed in 2000, it experienced difficult trading in a generally soft market. Key issues were a recession in the telecommunications industry; a crisis in the energy sector in California which affected local utilities; weak markets in Utah, Nevada and Tennessee; and delays in New York projects after 11th September. Strong performances in a number of locations were not enough to offset these shortfalls and profits were substantially below last year's record level.

The *Glass Group* had another strong year of growth in sales and trading profits with the successful integration of Hoffer's and Laminated Glass Corporation, acquired late in 2000. Both met performance expectations while contributing significant purchasing synergies. A rationalisation programme resulted in the closure of two glass fabrication operations in North Carolina and California and of our residential window business in Texas.

Sales and margin growth were the key features in a year of progress for the *Distribution Group,* leading to improved results. Significant progress was made internally during 2001 with growth being achieved in margins through marketing initiatives and benefits from information technology.

South America Despite the difficult economic conditions in Argentina and a significant fall in rooftile volumes, our clay business performed relatively well as a result of increased share of its domestic floor and wall tile market, strong cost management, and a growing export business. However, our glass operations had a very difficult year due to the macroeconomic situation and the integration of new product lines. Overall results in Argentina were down. Our investment in Chile performed as expected and delivered improved profits.

OUTLOOK

In Ireland, the less buoyant overall economy is likely to lead to a decline in private construction activities, partly offset by strong infrastructural spend. UK housing looks likely to remain at last year's relatively low level. The outlook for Mainland Europe is for continued sluggish activity, with modest growth in some markets counterbalanced by the ongoing recession in Germany. US markets held up somewhat better than expected in 2001, and in 2002 continued strength in infrastructure and a forecast second half upturn in the economy may offset some softness in private building, particularly in the non-residential sector.

Overall, 2002 promises to be a particularly challenging environment. We intend to intensify our relentless internal emphasis on cost efficiency, overhead reduction and cash flow generation, which, together with continued success on the development front, should lead to a further year of progress for the Group.

FINANCIAL RESULTS AND SUPPLEMENTARY INFORMATION

GROUP PROFIT AND LOSS ACCOUNT

for the year ended 31st December, 2001

	Continuing operations 2001 euro m	Acquisitions 2001 euro m	Total 2001 euro m	Total 2000 euro m	% Change
Sales, including share of joint ventures	9,962.7	480.8	10,443.5	8,869.8	+17.7
Less: share of joint ventures	(183.1)	(53.6)	(236.7)	(168.0)	
Group sales	9,779.6	427.2	10,206.8	8,701.8	+17.3
Cost of sales	(6,714.2)	(309.1)	(7,023.3)	(5,945.4)	
Gross profit	3,065.4	118.1	3,183.5	2,756.4	
Operating costs	(2,130.0)	(59.9)	(2,189.9)	(1,854.8)	
Goodwill amortisation	(54.0)	(5.2)	(59.2)	(43.3)	
Group operating profit	881.4	53.0	934.4	858.3	
Share of joint ventures' operating profit	19.7	5.8	25.5	16.5	
Operating profit, including share of joint ventures	901.1	58.8	959.9	874.8	
Profit on disposal of fixed assets	16.3	-	16.3	12.8	
Trading profit, including share of joint ventures	917.4	58.8	976.2	887.6	
Group interest payable (net)			(169.7)	(190.0)	
Share of joint ventures' net interest			(3.6)	(0.9)	
Profit on ordinary activities before taxation			802.9	696.7	
Taxation on profit on ordinary activities			(217.0)	(193.7)	
Profit on ordinary activities after taxation			585.9	503.0	
Profit applicable to equity minority interests			(3.8)	(4.6)	
Preference dividends			(0.1)	(0.1)	
Profit for the year attributable to ordinary shareholders			582.0	498.3	+16.8
Dividends paid			(35.3)	(26.7)	
Dividends proposed			(84.7)	(66.7)	
Profit retained for the financial year			462.0	404.9	
Earnings per Ordinary Share					
Basic				Restated*	
- Including goodwill amortisation			115.32c	113.79c	+1.3
- Excluding goodwill amortisation			127.05c	123.68c	+2.7
Diluted					
- Including goodwill amortisation			114.25c	112.03c	+2.0
- Excluding goodwill amortisation			125.87c	121.76c	+3.4
Cash earnings per share			213.45c	204.00c	+4.6
Dividend per share			23.00c	20.77c	+10.7

* *Prior year per share amounts have been restated for the bonus element of the March 2001 1 for 4 Rights Issue.*

MOVEMENTS ON PROFIT AND LOSS ACCOUNT

	2001 euro m	2000 euro m
At 1st January	1,992.2	1,496.4
Profit retained for the financial year	462.0	404.9
Currency translation effects on results for the year	0.5	(4.5)
Currency translation effects on foreign currency net investments	83.5	95.4
Goodwill written-back on disposal	6.3	-
At 31st December	2,544.5	1,992.2

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

for the year ended 31st December, 2001

	2001 euro m	2000 euro m
Profit for the year attributable to ordinary shareholders	582.0	498.3
Currency translation effects on results for the year	0.5	(4.5)
Currency translation effects on foreign currency net investments	83.5	95.4
Total recognised gains and losses for the financial year	666.0	589.2

GROUP BALANCE SHEET

as at 31st December, 2001

	2001		2000	
	euro m	euro m	euro m	euro m
Fixed assets				
Intangible asset – goodwill		1,153.5		954.6
Tangible assets		5,150.5		4,550.9
Financial assets				
Joint ventures				
- share of gross assets	434.6		116.3	
- share of gross liabilities	(180.2)		(59.3)	
- loans to joint ventures	27.1		15.0	
Other investments	34.3		32.0	
		315.8		104.0
		6,619.8		5,609.5
Current assets				
Stocks	1,002.1		903.0	
Debtors	1,693.0		1,535.7	
Cash, short-term deposits and liquid resources	1,463.3		1,361.9	
	4,158.4		3,800.6	
Creditors *(amounts falling due within one year)*				
Bank loans and overdrafts	503.5		1,071.5	
Trade and other creditors	1,478.7		1,422.4	
Corporation tax	91.9		34.5	
Dividends	84.7		66.7	
	2,158.8		2,595.1	
Net current assets		1,999.6		1,205.5
Total assets less current liabilities		8,619.4		6,815.0
Creditors *(amounts falling due after more than one year)*				
Loans	2,853.5		2,910.2	
Deferred acquisition consideration	173.8		213.6	
Corporation tax	50.9		41.3	
		3,078.2		3,165.1
Capital grants		15.7		17.3
Provisions for liabilities and charges		655.0		521.8
		4,870.5		3,110.8
Capital and reserves				
Called-up share capital				
Equity share capital	177.3		140.9	
Non-equity share capital	1.2		1.2	
Equity reserves				
Share premium account	2,002.5		930.9	
Other reserves	9.9		9.9	
Profit and loss account	2,544.5		1,992.2	
Shareholders' funds		4,735.4		3,075.1
Minority shareholders' equity interest		135.1		35.7
		4,870.5		3,110.8

GROUP CASH FLOW STATEMENT

for the year ended 31st December, 2001

	2001 euro m	2000 euro m
Net cash inflow from operating activities	1,383.0	1,168.5
Dividends received from joint ventures	11.3	7.8
Returns on investments and servicing of finance		
Interest received	62.9	65.0
Interest paid	(248.3)	(247.0)
Finance lease interest paid	(0.5)	(0.1)
Preference dividends paid	(0.1)	(0.1)
	(186.0)	(182.2)
Taxation		
Irish corporation tax paid	(15.2)	(11.7)
Overseas tax paid	(63.9)	(128.3)
	(79.1)	(140.0)
Capital expenditure		
Purchase of tangible assets	(452.3)	(429.5)
Less: Capital grants received	0.1	-
New finance leases	0.1	3.9
Disposal of fixed assets	89.0	41.4
	(363.1)	(384.2)
Acquisition and disposal of subsidiary undertakings and joint ventures		
Acquisition of subsidiary undertakings	(748.7)	(1,548.6)
Deferred acquisition consideration	(77.8)	(61.9)
Investment in and advances to joint ventures	(187.5)	(6.7)
	(1,014.0)	(1,617.2)
Equity dividends paid	(78.9)	(64.1)
Cash outflow before use of liquid resources and financing	(326.8)	(1,211.4)
Cash outflow from management of liquid resources	(53.1)	(176.8)
Financing		
Issue of shares	1,104.7	366.8
Issue of preference shares by a subsidiary to minority interests	109.2	-
Expenses paid in respect of share issues	(20.6)	(7.4)
(Decrease)/increase in term debt	(791.4)	1,129.7
Capital element of finance leases repaid	(6.6)	(0.8)
	395.3	1,488.3
Increase in cash and demand debt in the year	15.4	100.1

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	2001 euro m	2000 euro m
Increase in cash and demand debt in the year	15.4	100.1
Cash outflow/(inflow) from movement in term debt	798.0	(1,128.9)
Cash outflow from management of liquid resources	53.1	176.8
Change in net debt resulting from cash flows	866.5	(852.0)
Loans and finance leases, net of liquid resources, acquired with subsidiaries	(66.1)	12.1
New finance leases	(0.1)	(3.9)
	800.3	(843.8)
Translation adjustment	(74.2)	(106.7)
Movement in net debt in the year	726.1	(950.5)
Net debt at 1st January	(2,619.8)	(1,669.3)
Net debt at 31st December	(1,893.7)	(2,619.8)

1 Translation of foreign currencies

These financial statements are presented in euro. Results and cash flows of subsidiary and joint venture undertakings based in non-euro countries have been translated into euro at average exchange rates for the year, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. Adjustments arising on translation of the results of non-euro subsidiary and joint venture undertakings at average rates, and on restatement of the opening net assets at closing rates, are dealt with in retained profits, net of differences on related currency borrowings. All other translation differences are included in arriving at trading profit.

Rates used for translation of results and balance sheets into euro were as follows:

	Average		Year-end	
euro 1 =	**2001**	**2000**	**2001**	**2000**
US Dollar	**0.8956**	0.9236	**0.8901**	0.9305
Pound Sterling	**0.6218**	0.6095	**0.6120**	0.6241
Polish Zloty	**3.6721**	4.0082	**3.4953**	3.8498
Swiss Franc	**1.5104**	1.5137	**1.4774**	1.5232
Argentine Peso	**0.8956**	0.9236	**1.4019**	0.9305

2 Geographical analysis

Analysis by destination	**2001**		**2000**	
	euro m	%	euro m	%
Sales, including share of joint ventures				
Republic of Ireland	703.6	6.7	670.7	7.5
Britain and Northern Ireland	680.0	6.5	697.8	7.9
Mainland Europe	2,652.2	25.4	2,031.2	22.9
The Americas	6,407.7	61.4	5,470.1	61.7
	10,443.5	100	8,869.8	100
Less: share of joint ventures	(236.7)		(168.0)	
Group sales	10,206.8		8,701.8	
Trading profit, including share of joint ventures				
Republic of Ireland	150.2	15.4	138.5	15.6
Britain and Northern Ireland	61.5	6.3	56.1	6.3
Mainland Europe	163.2	16.7	159.6	18.0
The Americas	601.3	61.6	533.4	60.1
	976.2	100	887.6	100

2 Geographical analysis (continued)

Analysis by origin	2001		2000	
	euro m	%	euro m	%
Sales, including share of joint ventures				
Republic of Ireland	736.9	7.1	707.3	8.0
Britain and Northern Ireland	664.8	6.4	679.0	7.6
Mainland Europe	2,635.7	25.2	2,014.0	22.7
The Americas	6,406.1	61.3	5,469.5	61.7
	10,443.5	100	8,869.8	100
Less: share of joint ventures	(236.7)		(168.0)	
Group sales	10,206.8		8,701.8	
Trading profit, including share of joint ventures				
Republic of Ireland	156.3	16.0	144.1	16.2
Britain and Northern Ireland	56.2	5.8	50.8	5.7
Mainland Europe	162.5	16.7	159.3	18.0
The Americas	601.2	61.5	533.4	60.1
	976.2	100	887.6	100

3 Divisional analysis

	2001		2000	
	euro m	%	euro m	%
Sales, including share of joint ventures				
Europe Materials	1,860.8	17.8	1,637.1	18.5
Europe Products & Distribution	2,175.1	20.8	1,763.0	19.9
Americas Materials	3,168.1	30.4	2,711.5	30.6
Americas Products & Distribution	3,239.5	31.0	2,758.2	31.0
	10,443.5	100	8,869.8	100
Less: share of joint ventures	(236.7)		(168.0)	
Group sales	10,206.8		8,701.8	
Trading profit, including share of joint ventures				
Europe Materials	270.0	27.7	242.2	27.3
Europe Products & Distribution	104.9	10.7	112.0	12.6
Americas Materials	330.6	33.9	253.8	28.6
Americas Products & Distribution	270.7	27.7	279.6	31.5
	976.2	100	887.6	100

4 Summarised cash flow

This following table summarises the Group's cash flows for 2001 and 2000.

	2001 euro m	2000 euro m
Inflows		
Profit before tax	803	697
Depreciation	436	352
Goodwill amortisation	59	43
Disposals	89	41
Share issues (net of expenses)	1,108	378
Issue of preference shares in subsidiary to minority	109	-
	2,604	1,511
Outflows		
Working capital movement	61	75
Capital expenditure	452	430
Acquisitions and investments	1,080	1,605
Dividends	103	82
Tax paid	79	140
Other	29	23
	1,804	2,355
Net inflow/(outflow)	800	(844)
Translation adjustment	(74)	(107)
Decrease/(increase) in net debt	726	(951)

5 Movements in shareholders' funds

	2001 euro m	2000 euro m
At 1st January	3,075.1	2,201.7
Profit retained for the financial year	462.0	404.9
Currency translation effects	84.0	90.9
Issue of ordinary share capital (net of expenses)	1,108.0	377.6
Goodwill written-back on disposal of subsidiary	6.3	-
At 31st December	4,735.4	3,075.1

6 Key components of 2001 performance

euro million	2000	Exchange translation effects	Incremental effect in 2001 of acquisitions and investments completed during 2000	2001	Benefits of share issues	Profit on disposals	Closure costs	Ongoing	2001
Sales	8,870	182	801	481	-	-	-	110	10,444
EBITA	931	20	42	64	-	3	(10)	(15)	1,035
Goodwill amortisation	(43)	(1)	(10)	(5)	-	-	-	-	(59)
Trading profit	888	19	32	59	-	3	(10)	(15)	976
Finance costs	(191)	(7)	(38)	(24)	50	-	-	37	(173)
Profit before tax	697	12	(6)	35	50	3	(10)	22	803
Change		2%	(1)%	5%	7%	-	(1)%	3%	15%

7 Other

	2001	2000
EBITDA interest cover (times) – excluding joint ventures	8.5	6.7
EBIT interest cover (times) – excluding joint ventures	5.6	4.6

EBITDA = earnings before interest, tax, depreciation and goodwill amortisation
EBIT = earnings before interest and tax

		Restated*
Average shares in issue (millions)	504.7	437.9
Net dividend per share (cent)	23.00c	20.77c
Dividend cover (times)	4.85	5.34

** 2000 comparatives have been restated to reflect the bonus element of the 1 for 4 Rights Issue in March 2001*

Depreciation charge - euro million	436.1	351.7
Goodwill amortisation charge - euro million	59.2	43.3
Net debt - euro million	1,893.7	2,619.8
Debt ratio	40%	84%
Debt to year-end market capitalisation	18%	32%

8 Abbreviated accounts

The results disclosed herein do not represent full accounts. Full accounts for the year ended 31st December, 2001, upon which the Auditors have given an unqualified audit report, have not yet been filed with the Registrar of Companies. Full accounts for the year ended 31st December, 2000 containing an unqualified audit report from the Auditors have been delivered to the Registrar of Companies.

9 Annual Report post-out and Annual General Meeting (AGM)

The 2001 Annual Report is expected to be posted to shareholders on Wednesday, 3rd April, 2002 together with details of the Scrip Dividend Offer in respect of the final 2001 dividend. The 2001 Annual Report will be available to the public from Thursday, 4th April, 2002 at the Company's registered office. The Group's AGM is scheduled to be held in Jurys Hotel, Ballsbridge, Dublin on Wednesday, 8th May, 2002.

NOTES

The International Building Materials Group

CRH plc

Belgard Castle, Clondalkin, Dublin 22, Ireland

Telephone: + 353.1. 404 1000, Fax: +353. 1. 404 1007

E-mail: ir@crh.com, Website: www.crh.com

REGISTERED OFFICE

42 Fitzwilliam Square, Dublin 2, Ireland

Telephone: + 353.1. 634 4340, Fax: +353. 1. 676 5013

E-mail: crh@42.crh.com